Exhibit 99.1

June 25, 2018

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,
Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Tomohiro Uesugi, Chief Financial Officer

Telephone: +81-3-5463-6344

Revision of Financial Data

Partial Revisions to “Summary of Consolidated Financial Results For the Year Ended March 31, 2018 [Japanese GAAP]” and “Notice Concerning Differences between the Forecasts for the Year Ended March 31, 2018, and the Actual Results, Record of Nonoperating Expense (Exchange Loss), and Reversal of Deferred Tax Liabilities and Deferred Tax Assets.”

FRONTEO, Inc. (the “Company”) announces the following revisions to portions of the “Summary of Consolidated Financial Results For the Year Ended March 31, 2018 [Japanese GAAP]” and “Notice Concerning Differences between the Forecasts for the Year Ended March 31, 2018, and the Actual Results, Record of Nonoperating Expense (Exchange Loss), and Reversal of Deferred Tax Liabilities and Deferred Tax Assets,” which were released on May 15, 2018. The Company also revised the financial data as set forth below.

1.             Background for the Revisions

As communicated in the “Notice of Reschedule of 15th General Meeting of Shareholders and Proposal of the Adjourned Meeting of the 15th General Meeting of Shareholders” released on June 15, 2018, the Company’s U.S. subsidiary needed additional time in order to respond to audit procedures by the independent auditor. The cause of the delay in the audit of the Company’s U.S. subsidiary did not relate to any incorrect accounting treatment due to fraud or other irregularities, but was the result of the required expansion of the audit scope due to material weakness in the U.S. subsidiary’s internal controls over financial reporting, which have continued from the previous fiscal year.

As a result of the Company’s utmost efforts in close cooperation with the Company’s U.S. subsidiary and the independent auditor, the audit is in its final stage.  In connection with the above mentioned material weakness in the internal controls of the U.S. subsidiary, the auditor raised findings about the timing and amount of revenue recognition related to certain sales transactions of the Company’s U.S. subsidiary after the release of the Summary of Consolidated Financial Results for the Year Ended March 31, 2018. Accordingly, based on careful consideration, the Company concluded that it is appropriate to revise the released financial statements.

2.             Details of the Revisions

The revisions are primarily related to sales recorded by the Company’s U.S. subsidiary for the fiscal year ended March 31, 2018.

The Company received findings from its independent auditor related to certain sales transactions recorded for the fiscal year ended March 31, 2018. Some deficiencies which were identified related to retaining sales contracts or supporting documentation for revenue recognition, which led to findings from its auditor regarding the timing and amount of revenue recognition. The recognized sales amounts were reversed for some transactions due to insufficient supporting documentation, including contracts; however, those reversed transactions are expected to be recognized as sales for the fiscal year ending March 31, 2019, or after, once all the necessary documents become available.

The Company implemented remedial measures during the second half of the fiscal year ended March 31, 2018 and put in place improvements to properly retain new contracts entered into.

The Company believes that the revisions do not affect the fundamentals of its business operations, and therefore, the consolidated forecasts for the year ending March 31, 2019 have not been revised.

3.             Circumstances after the Revisions

The description and cause of the material weakness in internal control over financial reporting with respect to the U.S. subsidiary has been clearly identified in the audit for the fiscal year ended March 31, 2018 and the Company has already developed a plan to improve internal control over financial reporting for the U.S. subsidiary. The Company will thoroughly work to improve the accounting system and restructure operational flows based on the improvement plan. Furthermore, the Company will strive to further enhance its business management by continuing to send its CEO and CFO in Japan to the U.S. subsidiary and to improve the material weakness identified.

4.             Revisions and Details

(1)              Summary of Consolidated Financial Results For the Year Ended March 31, 2018 [Japanese GAAP]

The following revisions are disclosed as of today. Other revisions will be disclosed separately once the adjustments are finalized.

(Before the Revisions)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2018 (from April 1, 2017 to March 31, 2018)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net loss attributable to owners of the parent
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2018	12,332	10.0	231	—	37	—	(725)	—
March 31, 2017	11,207	6.2	(1,206)	—	(1,254)	—	(948)	—

Net loss per share (basic)
Years ended	Yen
March 31, 2018	(19.08)
March 31, 2017	(26.07)

(After the Revisions)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2018 (from April 1, 2017 to March 31, 2018)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net loss attributable to owners of the parent
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2018	12,217	9.0	177	—	(16)	—	(828)	—
March 31, 2017	11,207	6.2	(1,206)	—	(1,254)	—	(948)	—

Net loss per share (basic)
Years ended	Yen
March 31, 2018	(21.79)
March 31, 2017	(26.07)

(2)     Notice concerning differences between the forecasts for the year ended March 31, 2018, and the actual results, record of nonoperating expense (exchange loss), and reversal of deferred tax liabilities and deferred tax assets

(Before the Revisions)

Differences between the consolidated forecasts for the year ended March 31, 2018 and the actual results (April 1, 2017 through March 31, 2018):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	12,600	200	100	(895)	(23.55)
Actual results (B)	12,332	231	37	(725)	(19.08)
Differences (B) — (A)	(268)	31	(63)	170	—
Changes (%)	(2.1)	15.5	(63.0)	—	—
(Reference) Actual results for the year ended March 31, 2017	11,207	(1,206)	(1,254)	(948)	(26.07)

(After the Revisions)

Differences between the consolidated forecasts for the year ended March 31, 2018 and the actual results (April 1, 2017 through March 31, 2018):

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	12,600	200	100	(895)	(23.55)
Actual results (B)	12,217	177	(16)	(828)	(21.79)
Differences (B) — (A)	(383)	(23)	(116)	67	—
Changes (%)	(3.0)	(11.5)	—	—	—
(Reference) Actual results for the year ended March 31, 2017	11,207	(1,206)	(1,254)	(948)	(26.07)